

Statement of Financial Condition
(Expressed in thousands of U.S. dollars)

Hiive Markets Limited

Year ended December 31, 2023

(With Report of Independent Registered Public Accounting Firm therein)

Hiive Markets Limited
Table of Contents



KPMG LLP
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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Director of Hiive Markets Limited:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Hiive Markets Limited (the Company) as of December 31, 2023, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

We have served as the Company's auditor since 2022.

Toronto, Canada
February 27, 2024

Hiive Markets Limited
Statement of Financial Condition
(Expressed in thousands of U.S. dollars)
As at December 31, 2023

ASSETS		2023
Cash and cash equivalents	$	4,130
Accounts Receivable, net (note 3)		920
Prepaid Expenses		79
Total Assets	$	5,129

LIABILITIES AND STOCKHOLDERS'S EQUITY

Liabilities		
Accounts payable and accrued liabilities	$	571
Due to affiliate (note 4)		802
Income taxes payable		844
Total Liabilities		2,217
Stockholder's equity		2,912
Total Liabilities and Stockholder's Equity	$	5,129

See accompanying notes to the financial statements.

Hiive Markets Limited
Notes to the Financial Statements
(Expressed in thousands of U.S. dollars)
Year ended December 31, 2023

1.   **Nature of Business**

Hiive Markets Limited ("HML" or "the Company") is a Canadian corporation, incorporated under the Ontario Business Corporations act on August 19, 2021, that facilitates secondary market trading of shares in late-stage venture-backed companies and funds through its web-based matching interface (the "Platform"). The Platform operates using a technology licensed from and supported by The Hiive Company Limited ("THCL"). The Company is a wholly owned subsidiary of THCL. The Company is a member firm of the Financial Industry Regulatory Authority ("FINRA") and is registered as a broker-dealer with the Securities and Exchange Commission ("SEC").

2.   **Significant Accounting Policies**

Basis of Presentation

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and were applied consistently throughout the year.

Cash and cash equivalents

Cash and cash equivalents include cash on hand and short-term deposits, which are highly liquid with maturities of less than three months from the acquisition date. Cash and cash equivalents consist primarily of bank deposit accounts, which at times may exceed federally insured limits, and are stated at fair value.

Accounts Receivable, net

Trade and other receivables are measured at fair value on origination.

At year end, the Company assesses whether there are any indications that the carrying value of the receivables may be impaired. For the purposes of impairment testing, each significant amount is assessed individually. When there is an indication of impairment, the Company reduces the carrying amount of receivable to the higher of the amount that could be realized by selling the receivable at the balance sheet date and the present value of cash flows expected to be generated by holding the receivable.

When the extent of impairment of a previously written down receivable decreases, and the decrease can be related to an event occurring after the impairment was recognized, the impairment loss is reversed to the extent of the improvement.

Revenue Recognition

The Company recognizes revenue pursuant to ASC 606, Revenue from Contracts with Customers. The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

The guidance requires an entity to follow a five step model to (1) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction

Hiive Markets Limited
Notes to the Financial Statements
(Expressed in thousands of U.S. dollars)
Year ended December 31, 2023

price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

For each closed transaction intermediated by Hiive Markets Limited, the firm collects an administrative or "closing" fee and a percentage-based commission or success fee which is recognized on the closing date. The closing date is defined as the date in which both the buyer and the seller execute the Stock Transfer Agreement or Share Purchase Agreement. The Company acts as a principal in the majority of transactions intermediated by the firm. In transactions where the Company collects fees on behalf of a co-broker, the Company records those co-brokerage fees as a reduction to gross revenue earned in an offsetting revenue contra account.

Use of Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Foreign currency transactions

Transactions in currencies other than USD are initially recorded at the rates of exchange prevailing on the dates of the transactions. Monetary assets and liabilities denominated in such currencies are retranslated at the rates prevailing at the end of the reporting period. Profits and losses arising on exchange are included in other expenses in the statement of operations.

Income taxes

The Company follows the asset and liability method of accounting for corporate income taxes. Under this method, deferred tax assets and liabilities represent the amount of tax applicable to temporary differences between the carrying amounts of the assets and liabilities and their values for tax purposes. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Changes in deferred income taxes related to a change in tax rates are recognized in income in the year of the tax rate change.

Adoption of new accounting standards

The Company monitors new standards, amendments to standards and interpretations, which are relevant to the Company. The Company did not adopt any new accounting standards for the year ended December 31, 2023.

Hiive Markets Limited
Notes to the Financial Statements
(Expressed in thousands of U.S. dollars)
Year ended December 31, 2023

3.   Accounts Receivable

	2023
Accounts receivable, gross	1,057
Allowance for doubtful accounts	(137)
Accounts receivable, net	$920

4.   Related party transactions and balances

THCL, the Company's parent company, amalgamated with Hiive Technology Limited ("HTL") on April 29, 2023. The services previously provided by HTL were thereafter provided by THCL.

As a result of the amalgamation between THCL and HTL, the Company and THCL amended their Administrative Services Agreement (the "Expense Sharing Agreement") in 2023. In accordance with the Expense Sharing Agreement, the Company now reimburses THCL on a monthly basis for an allocable share of all of the expenses incurred by THCL. During the year ended December 31, 2023, the Company incurred $7,647 of expenses under the Expense Sharing Agreement.

In addition, the Software License and Services Agreement previously entered into between HTL and THCL was terminated upon amalgamation of the two entities. The technology that HTL developed for matching buyer and sellers of unregistered private securities is now being provided to the Company through THCL. The Company used the software developed by HTL and paid a sublicensing fee to THCL for the period of January 1, 2023 to April 29, 2023 and thereafter the technology was included in the Expense Sharing Agreement between THCL and the Company. During the year ended December 31, 2023, the Company incurred $564 of expenses through the previous license agreement between HTL and THCL.

As at December 31, 2023, the Company had a payable due to THCL $802. Balances with related parties are non-interest bearing and are repayable on demand.

5.   Net Capital Requirements

The Company, as a member of FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. As an introducing broker-dealer, the Company is required to maintain a minimum net capital of the greater of $5,000 or 6 2/3% of aggregate. At December 31, 2023, the Company's net capital was $2,326, which was $2,175 in excess of its minimum requirement of $151.

6.   Subsequent Events

The Company has evaluated subsequent events through the date of issuance of these financial statements. Based on this evaluation, the Company has determined that no events have occurred that impact or require disclosure in these financial statements.